Exhibit 21.1

Euronav NV Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Euronav (UK) Agencies Limited	UK
Euronav Luxembourg SA	Luxembourg
Euronav SAS	France
Euronav Ship Management SAS	France
Euronav Ship Management (Hellas) Ltd.	Liberia
Euronav Hong Kong Limited	Hong Kong
E.S.M.C. Euro-Ocean Ship Management (Cyprus) Ltd.	Cyprus
Euronav Shipping NV	Belgium
Euronav Tankers NV	Belgium

Joint ventures
Africa Conversion Corporation	Marshall Islands
Asia Conversion Corporation	Marshall Islands
Fiorano Shipholding Limited	Hong Kong
Fontvieille Shipholding Limited	Hong Kong
Great Hope Enterprises Limited	Hong Kong
Kingswood Co. Ltd.	Marshall Islands
Larvotto Shipholding Limited	Hong Kong
Moneghetti Shipholding Limited	Hong Kong
Seven Seas Shipping Ltd.	Marshall Islands
TI Africa Limited	Hong Kong
TI Asia Limited	Hong Kong